UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             -----------------------

                      ANNUITY AND LIFE RE (HOLDINGS), LTD.
                                (Name of Issuer)

                         COMMON SHARES, PAR VALUE $1.00
                         (Title of Class of Securities)

                                    G03910109
                                 (CUSIP Number)
                             -----------------------

                        INSURANCE PARTNERS ADVISORS, L.P.
                      ONE CHASE MANHATTAN PLAZA, 44TH FLOOR
                               NEW YORK, NY 10005
                           ATTENTION: ROBERT A. SPASS
                            TEL. NO.: (212) 898-8700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 APRIL 15, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 32 Pages

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 2 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00 -- Contributions from partners

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      1,143,065 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,143,065 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,143,065 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 3 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance GenPar, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      1,143,065 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,143,065 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,143,065 shares (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14        TYPE OF REPORTING PERSON

          PN


(1) Solely in its capacity as the general partner of Insurance Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 4 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance GenPar MGP, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      1,143,065 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,143,065 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,143,065 shares (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14        TYPE OF REPORTING PERSON

          PN


(1) Solely in its capacity as the general partner of Insurance Genpar, L.P., which is the general partner of Insurance Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 5 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance GenPar MGP, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      1,143,065 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,143,065 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,143,065 shares (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14        TYPE OF REPORTING PERSON

          CO


(1) Solely in its capacity as the general partner of Insurance GenPar MGP, L.P., which is the general partner of Insurance Genpar, L.P., which is the general partner of Insurance Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 6 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance Partners Offshore (Bermuda), L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00 -- Contributions from partners

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
                                7         SOLE VOTING POWER

           NUMBER OF                      629,985 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          629,985 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          629,985 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 7 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance GenPar (Bermuda), L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
                                7         SOLE VOTING POWER

           NUMBER OF                      629,985 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          629,985 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          629,985 shares (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%

14        TYPE OF REPORTING PERSON

          PN


(1) Solely in its capacity as the general partner of Insurance Partners Offshore (Bermuda), L.P.

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 8 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance GenPar (Bermuda) MGP, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
                                7         SOLE VOTING POWER

           NUMBER OF                      629,985 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          629,985 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          629,985 shares (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%

14        TYPE OF REPORTING PERSON

          PN


(1) Solely in its capacity as the general partner of Insurance GenPar (Bermuda), L.P., which is the general partner of Insurance Partners Offshore (Bermuda), L.P.

                                  SCHEDULE 13D

CUSIP NO. G03910109                                           Page 9 of 32 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance GenPar (Bermuda) MGP, Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
                                7         SOLE VOTING POWER

           NUMBER OF                      629,985 shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          629,985 shares

                                10        SHARED DISPOSITIVE POWER

                                          None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          629,985 shares (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%

14        TYPE OF REPORTING PERSON

          CO


(1) Solely in its capacity as the general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the general partner of Insurance GenPar (Bermuda), L.P., which is the general partner of Insurance Partners Offshore (Bermuda), L.P.

                                                             Page 10 of 32 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Shares, par value $1.00 per share, of Annuity and Life Re (Holdings), Ltd. (the "Company") and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is Victoria Hall, Victoria Street, P.O. Box HM1262, Hamilton HM FX, Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations promulgated under the Exchange Act, this Statement is hereby filed by Insurance Partners, L.P., a Delaware limited partnership ("IP Delaware"), Insurance GenPar, L.P., a Delaware limited partnership ("Insurance GenPar"), Insurance GenPar MGP, L.P., a Delaware limited partnership ("IMGPLP"), Insurance GenPar MGP, Inc., a Delaware corporation ("IMGPI"), Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IP Bermuda"), Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership ("Insurance GenPar Bermuda"), Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership ("IBMGPLP") and Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation ("IBMGPI"). IP Delaware, Insurance GenPar, IMGPLP, IMGPI, IP Bermuda, Insurance GenPar Bermuda, IBMGPLP and IBMGPI are sometimes hereinafter collectively referred to as the "Reporting Persons." IP Delaware and IP Bermuda are sometimes hereinafter collectively referred to as "Insurance Partners." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

         (b) - (c)

         IP DELAWARE

         IP Delaware is a Delaware limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Delaware, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar, the sole general partner of IP Delaware, is set forth below.

         INSURANCE GENPAR

         Insurance GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of IP Delaware. The

                                                             Page 11 of 32 Pages


principal business address of Insurance GenPar, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPLP, the sole general partner of Insurance GenPar, is set forth below.

         IMGPLP

         IMGPLP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar. The principal business address of IMGPLP, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPI, the sole general partner of IMGPLP, is set forth below.

         IMGPI

         IMGPI is a Delaware corporation, the principal business of which is serving as the sole general partner of IMGPLP. The principal business address of IMGPI, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of IMGPI, are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                      BUSINESS ADDRESS                OF EMPLOYMENT
----                      ----------------             --------------------
Robert A. Spass       One Chase Manhattan Plaza    Managing Partner of Insurance
                      44th Floor                   Partners Advisors, L.P.
                      New York, NY  10005

Daniel L. Doctoroff   65 East 55th Street          Managing Partner of Insurance
                      New York, NY  10022          Partners Advisors, L.P.

Steven H. Gruber      65 East 55th Street          Managing Partner of Insurance
                      New York, NY  10022          Partners Advisors, LP.

         Insurance Partners Advisors, L.P. is a Delaware limited partnership, the principal business of which is performing investment banking services for IP Delaware, IP Bermuda and their portfolio companies. The principal business address of Insurance Partners Advisors, L.P. is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

                                                             Page 12 of 32 Pages


         IP BERMUDA

         IP Bermuda is a Bermuda limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar Bermuda, the sole general partner of IP Bermuda, is set forth below.

         INSURANCE GENPAR BERMUDA

         Insurance GenPar Bermuda is a Bermuda limited partnership, the principal business of which is serving as the general partner of IP Bermuda. The principal business address of Insurance GenPar Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance IBMGPLP, the sole general partner of Insurance GenPar Bermuda, is set forth below.

         IBMGPLP

         IBMGPLP is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar Bermuda. The principal business address of IBMGPLP, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance IBMGPI, the sole general partner of IBMGPLP, is set forth below.

         IBMGPI

         IBMGPI is a Bermuda corporation, the principal business of which is serving as the sole general partner of IBMGPLP. The principal business address of IBMGPI, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director, executive director and controlling person or IBMGPI are as follows:

                                                             Page 13 of 32 Pages


                            RESIDENCE OR                   PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS               OF EMPLOYMENT
----                        ----------------               -------------
Robert A. Spass             See above                      See above

Daniel L. Doctoroff         See above                      See above

Steven H. Gruber            See above                      See above

Kenneth E.T. Robinson       Appleby, Spurling & Kempe      Attorney
                            41 Cedar Avenue
                            Hamilton, HM 12, Bermuda

Jill Virgil-Smith           Appleby, Spurling & Kempe      Attorney
                            41 Cedar Avenue
                            Hamilton, HM 12, Bermuda


         Appleby, Spurling & Kempe is a law firm based in Bermuda. Its principal business address is 41 Cedar Avenue, Hamilton, HM 12, Bermuda.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Insurance Partners to purchase the Securities (as defined below), pursuant to the Purchase Agreements described in Item 4, was $25,000,000. The funds were furnished from contributions from the partners of Insurance Partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         As of March 19, 1998, the Company entered into Securities Purchase Agreements (the "Purchase Agreements") with each of IP Delaware and IP Bermuda pursuant to which, subject to certain conditions, IP Delaware agreed to purchase 1,143,065 Common Shares and warrants to purchase 80,586 Common Shares for $16,117,215.90 to purchase 44,414 Common Shares for $8,882,784.10 (such

                                                             Page 14 of 32 Pages


Common Shares are collectively referred to as the "Shares," such warrants are collectively referred to as the "Warrants" and the Shares and the Warrants are collectively referred to as the "Securities").

         At the closing under the Purchase Agreement on April 15, 1998, IP Delaware and IP Bermuda purchased the Securities. The Warrants to purchase additional Common Shares are exercisable as to one-third of the total Common Shares on and after April 15, 1999, April 15, 2000 and April 15, 2001, respectively, at an exercise price of $15.00 per share.

         The Shares, the Warrants and the Common Shares issuable upon exercise of the Warrants were not registered under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Registration Rights Agreements, dated April 15, 1998 (the "Registration Rights Agreements"), the Company has granted each of IP Delaware and IP Bermuda certain demand and piggy-back registration rights with respect to the Shares and the Common Shares issuable upon exercise of the Warrants.

         Under a letter agreement dated March 19, 1998 among IP Delaware, IP Bermuda and the Company (the "Letter Agreement"), so long as Insurance Partners owns at least 500,000 Common Shares, the Company shall nominate for election as a director of the Company one person jointly selected by IP Delaware and IP Bermuda. For so long as any person selected by Insurance Partners is a director (and during the period after designation but before election), IP Delaware and IP Bermuda will not vote or permit any of the Common Shares beneficially owned by them to be voted for the election of any director of the Company, other than the nominee of Insurance Partners. Paul H. Warren, an officer of IMGPI, IBMGPI and Insurance Partners Advisors, L.P., has been appointed as a director of the Company pursuant to the Letter Agreement.

         The foregoing descriptions of the Purchase Agreements, the Registration Rights Agreements and the Letter Agreement are qualified in their entirety by reference to the Purchase Agreements, the Registration Rights Agreement and the Letter Agreement, which are filed as exhibits hereto and are incorporated herein by reference.

         Insurance Partners purchased the Securities for investment purposes. Insurance Partners expects to limit its involvement in the management of the Company to representation on the Company's Board of Directors. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions, tax considerations and performance of the Common Shares, each of the Reporting Persons may, from time to time, acquire additional Common Shares or other securities, retain its Securities or dispose of all or

                                                             Page 15 of 32 Pages


a portion of its Securities, subject to any applicable legal and contractual restrictions on their ability to do so (including the restrictions described in Item 6 below).

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         IP DELAWARE

         IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,143,065 Common Shares, which constitutes approximately 4.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Additionally, IP Delaware has the rights to acquire an additional 80,586 Common Shares pursuant to the Warrants (which are not currently exercisable).

         INSURANCE GENPAR

         In its capacity as the sole general partner of IP Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,143,065 Common Shares, which constitutes approximately 4.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IMGPLP

         In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,143,065 Common Shares, which constitutes approximately 4.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IMGPI

         In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,143,065 Common Shares which constitutes approximately 4.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                                                             Page 16 of 32 Pages


         IP BERMUDA

         IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 629,985 Common Shares which constitutes approximately 2.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Additionally, IP Bermuda has the rights to acquire up to an additional 44,414 Common Shares pursuant to the Warrants (which are not currently exercisable).

         INSURANCE GENPAR BERMUDA

         In its capacity as the sole general partner of IP Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 629,985 Common Shares, which constitutes approximately 2.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IBMGPLP

         In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 629,985 Common Shares which constitutes approximately 2.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IBMGPI

         In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 629,985 Common Shares which constitutes approximately 2.5% of the 25,499,999 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         (b) Except as set forth herein, none of the Reporting Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any Common Shares.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

                                                             Page 17 of 32 Pages

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Company's initial public offering of Common Shares, each of IP Delaware and IP Bermuda agreed in letter agreements (the "Lock-up Agreements") that it would not directly or indirectly, without the prior written consent of Prudential Securities Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as representatives of the underwriters of such offering) and the Company, offer, sell, offer to sell, contract to sell, transfer, assign, pledge, hypothecate, grant any option to purchase, or otherwise sell or dispose (or announce any of the foregoing) of any Common Shares or any other securities convertible into, or exercisable for, any Common Shares or other capital stock of the Company for the period ending on April 8, 1999. Copies of the Lock-up Agreements are attached as exhibits hereto and are incorporated herein by reference.

         Except as described above in Item 4 (which is incorporated herein by reference) and in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Shares or Warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number                                           Description
------                                           -----------

Exhibit 1                            Joint Filing Agreement.

Exhibit 2 Lock-up Agreement, dated April 8, 1998, between IP Delaware, the Company and certain underwriters named therein.

Exhibit 3 Lock-up Agreement, dated April 8, 1998, between IP Bermuda, the Company and certain underwriters named therein.

Incorporated by reference to         Securities Purchase Agreement, dated as of
Exhibit 10.12 of the                 March 19, 1998, between the Company
Company's Registration               and IP Delaware.
Statement on Form S-1 (File
No. 333-43301), filed with the
Commission

                                                             Page 18 of 32 Pages

Exhibit
Number                                           Description
------                                           -----------

Incorporated by reference to         Securities Purchase Agreement, dated as of
Exhibit 10.12 of the                 March 19, 1998, between the Company
Company's Registration               and IP Bermuda.
Statement on Form S-1 (File
No. 333-43301), filed with the
Commission

Incorporated by reference to         Letter Agreement, dated as of March 19,
Exhibit 10.18 of the                 1998, among the Company, IP Delaware
Company's Registration               and IP Bermuda.
Statement on Form S-1 (File
No. 333-43301), filed with the
Commission

Incorporated by reference to         Registration Rights Agreement, dated as of
Exhibit 10.13 of the                 April 15, 1998, between the Company and
Company's Registration               IP Delaware.
Statement on Form S-1 (File
No. 333-43301), filed with the
Commission.

Incorporated by reference to         Registration Rights Agreement, dated as of
Exhibit 10.13 of the                 April 15, 1998, between the Company and
Company's Registration               IP Bermuda.
Statement on Form S-1 (File
No. 333-43301), filed with the
Commission.

                                                             Page 19 of 32 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1998

                  INSURANCE PARTNERS, L.P.,
                  a Delaware limited partnership

                  By: Insurance GenPar, L.P.,
                      a Delaware limited partnership,
                      its General Partner

                  By: Insurance GenPar MGP, L.P.,
                      a Delaware limited partnership,
                      its General Partner

                  By: Insurance GenPar MGP, Inc.,
                      a Delaware corporation,
                      its General Partner

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President


                  INSURANCE GENPAR, L.P.,
                  a Delaware limited partnership

                  By: Insurance GenPar MGP, L.P.,
                      a Delaware limited partnership,
                      its General Partner

                  By: Insurance GenPar MGP, Inc.,
                      a Delaware corporation,
                      its General Partner

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President

                                                             Page 20 of 32 Pages


                  INSURANCE GENPAR MGP, L.P.,
                  a Delaware limited partnership

                  By: Insurance GenPar MGP, Inc.,
                      a Delaware corporation,
                      its General Partner

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President


                  INSURANCE GENPAR MGP, INC.,
                  a Delaware corporation

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President


                  INSURANCE PARTNERS OFFSHORE
                  (BERMUDA), L.P.,
                  a Bermuda limited partnership

                  By: Insurance GenPar (Bermuda), L.P.,
                      a Bermuda limited partnership, its
                      General Partner

                  By: Insurance GenPar (Bermuda) MGP,
                      L.P., a Bermuda limited partnership, its
                      General Partner

                  By: Insurance GenPar (Bermuda) MGP,
                      Ltd., a Bermuda corporation, its
                      General Partner

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President

                                                             Page 21 of 32 Pages

                  INSURANCE GENPAR (BERMUDA), L.P.,
                  a Bermuda limited partnership

                  By: Insurance GenPar (Bermuda) MGP,
                      L.P., a Bermuda limited partnership, its
                      General Partner

                  By: Insurance GenPar (Bermuda) MGP,
                      Ltd., a Bermuda corporation, its
                      General Partner

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President


                  INSURANCE GENPAR (BERMUDA) MGP,
                  L.P., a Bermuda corporation

                  By: Insurance GenPar (Bermuda) MGP,
                      Ltd., a Bermuda corporation,
                      its General Partner

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President


                  INSURANCE GENPAR (BERMUDA) MGP,
                  LTD., a Bermuda corporation

                  By: /s/ Robert A. Spass
                  -----------------------
                  Name:  Robert A. Spass
                  Title: President

                                                             Page 22 of 32 Pages


                                  EXHIBIT INDEX

Exhibit                                                                                          Sequential
Number                                                Description                                Page Number
------                                                -----------                                -----------
Exhibit 1                                Joint Filing Agreement.                                     23

Exhibit 2                                Lock-up Agreement, dated April 8, 1998, between             27
                                         IP Delaware, the Company and certain
                                         underwriters named therein.

Exhibit 3                                Lock-up Agreement, dated April 8, 1998, between             30
                                         IP Bermuda, the Company and certain
                                         underwriters named therein.

Incorporated by reference to             Securities Purchase Agreement, dated as of
Exhibit 10.12 of the                     March 19, 1998, between the Company and
Company's Registration                   IP Delaware.
Statement on Form S-1 (File
No. 333-43301), filed with
the Commission

Incorporated by reference to             Securities Purchase Agreement, dated as of
Exhibit 10.12 of the                     March 19, 1998, between the Company and
Company's Registration                   IP Bermuda.
Statement on Form S-1 (File
No. 333-43301), filed with
the Commission

Incorporated by reference to             Letter Agreement, dated as of March 19, 1998,
Exhibit 10.18 of the                     among the Company, IP Delaware and IP
Company's Registration                   Bermuda.
Statement on Form S-1 (File
No. 333-43301), filed with
the Commission

Incorporated by reference to             Registration Rights Agreement, dated as of
Exhibit 10.13 of the                     April 15, 1998, between the Company and
Company's Registration                   IP Delaware.
Statement on Form S-1 (File
No. 333-43301), filed with
the Commission.

Incorporated by reference to             Registration Rights Agreement, dated as of
Exhibit 10.13 of the                     April 15, 1998, between the Company and IP
Company's Registration                   Bermuda.
Statement on Form S-1 (File
No. 333-43301), filed with
the Commission.